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SEC MMISSION

06002242

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2006
WASH, D.C.
209

SEC FILE NUMBER
8- 66755

2/27/06 SS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFMAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, Suite70
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM CHAN CPA
(Name - if *individual, state last, first, middle name*)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

4211 8TH AVENUE	BROOKLYN	NY	11232
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

3/2/06

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFFMAN SECURITIES, LLC, as of DECEMBER 31 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 20 10

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFMAN SECURITIES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions for this filing, see section 240.17a-5(e)(3).*

Offman Securities, LLC

(S.E.C. I.D. No. 8-66434)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

WILLIAM J. CHAN

Certified Pubic Accountant Accounting-Auditing - Bookkeeping - Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437 – 1816 Fax:(718) 437 – 3887

INDEPENDENT AUDITOR'S REPORT

To the member
Offman Securities, LLC
New York, New York

I have audited the accompanying statement of financial condition of Offman Securities, LLC as of December 31, 2005, and the related statements of financial operations, cash flows, and changes in member's equity for the period from July 1, 2005 through December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Offman Securities, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

January 31, 2006

OFFMAN SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash	$	140,497
Due from brokers		1,470,095
Investment in securities - at market value		3,966,841
Others assets		10,000
TOTAL ASSETS	$	5,587,433

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Securities sold, but not yet purchased - at market value	$	3,775,061
Accounts payable		15,848
Due to member		20,857
TOTAL LIABILITIES		3,811,766
MEMBER'S EQUITY		1,775,667
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,587,433

See notes to financial statements

OFFMAN SECURITIES LLC

STATEMENT OF FINANCIAL OPERATIONS
FOR THE PERIOD JULY 1, 2005 THROUGH DECEMBER 31, 2005

REVENUES		
Trading profits	$	161,659
Short position rebates		54,273
Interest Income		3,101
Total revenue		219,033
EXPENSES:		
Clearing fees		27,392
Interest expense		29,615
Salary expense		48,000
Payroll taxes		4,474
Fringe benefits		6,402
Regulatory fees		15,000
Professional fees		10,000
Record keeping		11,706
Other expenses		777
Total expense		153,366
NET INCOME	$	65,667

See notes to financial statements

OFFMAN SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD JULY 1, 2005 THROUGH DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 65,667
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Increase in due from brokers	(1,470,095)
Increase in investment in securities	(3,966,841)
Increase in other assets	(10,000)
Increase in securities sold, but not yet purchased	3,775,061
Increase in accounts payable	15,848
Increase in due to member	20,858
Cash used in operating activities	(1,569,503)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,710,000
Net increase in cash	140,497
Cash at beginning of the period	-
CASH - DECEMBER 31, 2005	$ 140,497

OFFMAN SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2005

Net income	65,667
Capital contributions	$ 1,710,000
BALANCE - December 31, 2005	$ 1,775,667

See notes to financial statements.

OFFMAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION

Offman Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") on July 18, 2005 and is a member of the Philadelphia Stock Exchange (the "PHLX"). The Company was formed in the State of New York on November 12, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration Risks --- Substantially all of the Company's assets are held by a single clearing broker.

Valuation of Investments --- The Company values investments in securities and securities sold short at their last sales price as of the last business day of the year.

Revenue Recognition --- Income and related expenses are recorded on a trade date basis.

Income Taxes --- The Company is treated like a sole proprietorship for federal income tax purposes. All income and expenses of the company are attributed to the taxable income of the individual member; consequently no provision for income taxes has been made in the accompany financial statements.

Use of Estimates --- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. SECURITIES SOLD SHORT

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year). At December 31, 2005, the Company had net capital of $525,352, which was $425,352 in excess of its required net capital of $100,000.

* * * * * *

OFFMAN SECURITIES LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES ACT OF 1934 AS OF DECEMBER 31, 2005

Member's equity	1,775,667
Non-allowable assets	10,000
Tentative net capital	1,765,667
Haircuts	1,012,529
Undue concentration charges	227,785
Total Haircuts	1,240,314
Net Capital	525,352
Minimum required	100,000
Excess net capital	425,352
12 1/2% of Aggregate indebtedness	4,588

There are no material differences between the above computation and that which was reflected in the unaudited Focus report filed by the Company

Exemption under Section (k)(2)(i) is claimed:

The Company has been exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities were limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

WILLIAM J. CHAN

Certified Pubic Accountant Accounting-Auditing-Bookkeeping - Taxation

4211 8th Avenue, Brooklyn, NY 11232 Tel: (718) 437 – 1816 Fax:(718) 437 – 3887

January 31, 2006

Offman Securities, LLC.

Dear Sirs:

In planning and performing my audit of the financial statements of Offman Securities, LLC (the "Company") as of December 31, 2005 (on which I issued my report dated January 31, 2006), I considered its internal control in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures my deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the member, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 31, 2006

Yours truly,